SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(1)

                           Life Medical Sciences, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   53215M 10 1
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                                 (CUSIP Number)

                                Marilyn Moskowitz
                              616 Washington Court,
                           Guilderland, New York 12084

                     with a copy to Irwin M. Rosenthal, Esq.
                               Graham & James LLP
                           885 Third Ave., 21st Floor
                              New York, N.Y. 10022
                                 (212) 848-1000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 1999
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53215M 10 1             SCHEDULE 13D                 Page 2 of 5 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Marilyn Moskowitz
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        1,433,026
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  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,433,026
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,433,026
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.2%(1)
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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(1)   Based on 9,427,562 shares of Common Stock outstanding as reported in the
      Company's report on Form 10-Q for the fiscal quarter ended June 30, 1999.

ITEM 1. SECURITY AND ISSUER

      This Schedule 13D (the "Schedule 13D") is filed by Marilyn Moskowitz (the "Reporting Person"), and relates to the Common Stock, $.001 par value per share (the "Common Stock"), of Life Medical Sciences, Inc. (the "Company"). The address of the principal executive office of the Company is 379 Thornall Street, Edison, New Jersey 08837.

ITEM 2. IDENTITY AND BACKGROUND.

      (a)   The name of the Reporting Person is Marilyn Moskowitz.

      (b) The residence address of the Reporting Person is 616 Washington Court, Guilderland, New York 12084.

      (c) The Reporting person has no present business occupation and is not employed.

      (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

      (f)   The Reporting Person is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The funds used to purchase the shares reflected in this statement amounted to $575,000. These funds were personal funds of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

      The acquisition reflected in this statement was made for investment purposes. The Reporting Person intends to review her investment in the Company on a continuing basis and, depending on various factors, including the Company's business affairs and financial condition, the price levels of the Company's securities, conditions in the securities markets and general economic and industry conditions, the Reporting Person will take such actions with respect to her investment in the Company as she deems appropriate in light of the circumstances existing from time to time. Such actions may include the acquisition of additional securities through open market and privately negotiated transactions. The Reporting Person may, and reserves the right to, sell some of all of her holdings in the open market or in privately negotiated transactions to one or more purchasers. Except as disclosed in this Item 4, the Reporting Person has no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the general instructions to Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) See the responses set forth in Items 11 and 13 on page 2 for information relating to beneficial ownership of Common Stock of the Company by the Reporting Person. The Reporting Person's husband, Dr. Herbert Moskowitz, may be deemed to beneficially own 1,233,479 shares of Common Stock of the Company, or 13.1% of the outstanding shares (including 1,505,003 shares sold by the

            Company in May and June 1998 but not yet issued). Of the shares which Dr. Herbert Moskowitz may be deemed to beneficially own, 658,262 are shares underlying options, 148,217 are shares underlying warrants and 427,000 shares are in the name of a corporation of which Dr. Moskowitz is an officer, director and principal stockholder. The Reporting Person disclaims benefits/ownership of the shares which her husband may be deemed to beneficially own.

      (b) See the responses set forth in Items 7,8,9 and 10 on page 2 for information relating to the Reporting Person's power to vote and dispose of the shares of Common Stock. Dr. Herbert Moskowitz has sole power to vote and dispose of 850,166 shares and, through his ownership of Magar, Inc., has shared power to vote and dispose of 427,000 shares. Magar Inc. has its principal place of business at 25 Central Park West, Apartment 213, New York, New York 10023. Magar Inc. is a private investment firm. The officers and directors and principal stockholders of Magar Inc. include Dr. Herbert Moskowitz, Irwin M. Rosenthal, an attorney who is a partner in the law firm of Graham & James LLP, 885 Third Avenue, 21st floor, New York, New York 10022, and Martin D. Fife whose present principal occupation, to the knowledge of the Reporting Person, is Chairman of Skysat Corporation, located at 25 Central Park West, Apartment 213, New York, New York 10023.

      (c) Effective June 1, 1999 and June 30, 1999, the Reporting Person purchased 52,083 and 1,145,833 shares of Common Stock in a private placement by the Company at a per share price of $.48. In May 1999, an aggregate of 17,500 shares of Common Stock was gifted to the Reporting Person by Dr. Herbert Moskowitz. On May 5, 1999, the Company granted Dr. Herbert Moskowitz an option to purchase 100,000 shares exercisable at a per share price of $1.00 which was exercisable immediately upon grant thereof and expires on May 5, 2006. On May 27, 1999, the Company granted Dr. Moskowitz, in lieu of severance payments and reimbursement of certain expenses owing to Dr. Moskowitz totaling $99,919.51, an option to purchase 252,322 shares exercisable at a per share price of $0.148 which was exercisable immediately upon grant thereof and expires on May 27, 2006. On May 27, 1999, the Company canceled an option it had granted to Dr. Moskowitz to purchase 150,000 shares exercisable at a per share price of $2.00 and replace such option by issuing to Dr. Moskowitz an option to purchase 141,160 shares exercisable at a price per share of $1.00 and an option to purchase 8,840 shares exercisable at a price per share of $2.00, which were both exercisable immediately upon grant thereof and expire on May 27, 1006. A portion of such reissued options were repriced in lieu of salary payments owing to Dr. Moskowitz totaling $141,160. On May 27, 1999, the Company extended the expiration date of options granted to Dr. Moskowitz to purchase 47,864 shares and 2,136 shares, exercisable at a price per share of $2.00 and $4.75, respectively, to May 27, 2006. On June 16, 1999, the Company granted an option to Dr. Moskowitz to purchase 5,940 shares exercisable at a per share price of $0.25 which option was granted in lieu of director fees totaling $4,000 owing to Dr. Moskowitz.

      (d) No person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between any such person and any person of the nature described in Item 6 of Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      None

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 1999


By /s/ Marilyn Moskowitz
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   Name: Marilyn Moskowitz